FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
7-1-02

For the month of July, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Brief description of Current Report - *Rinji Hokokusho* -

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of a Current Report

On July 25, 2002, the Board of Directors of NEC Corporation (the "Company") decided that the Company will transfer its business relating to research, development, manufacture, sale and services of semiconductors (except for general purpose DRAMs) currently conducted by NEC Electron Devices, an in-house company of the Company to a new company to be incorporated by way of the company split - *Kaisha Bunkatsu* - under the Commercial Code of Japan (the "Company Split"), subject to the approval of the extraordinary general meeting of shareholders scheduled to be held on August 30, 2002. Pursuant to Paragraph 4 of Article 24-5 of the Securities and Exchange Law of 1948, as amended, of Japan (the "Securities and Exchange Law"), the Company filed on July 25, 2002 with the Ministry of Finance a current report - *Rinji Hokokusho* - (the "Current Report") with respect to the Company Split. A Current Report is required to be filed on such occasions, among others, as the occurrence of certain events materially affecting financial condition and results of operations of the Company.

The copies of the Current Report has been also filed with all the stock exchanges in Japan (Tokyo, Osaka, Nagoya, Fukuoka and Sapporo). The Current Report is available for public inspection at the Ministry of Finance, such stock exchanges and the head office of the Company.

2. Outline of the Report

The Current Report consists of two sections, and its table of contents is as follows:

Section 1 Reason for filing

Section 2 Matters to be reported

1. Name, address, representative, capital and business of the new company to which the Company transfers its semiconductor business

2. Purpose of the Company Split

3. Method of the Company Split and contents of the plan concerning the Company Split
   (a) Method of the Company Split
   (b) Contents of the plan concerning the Company Split
   (c) Effective date of the Company Split
   (d) Rights and obligations to be transferred to the new company
   (e) Directors and corporate auditors of the new company
   (f) New company's accounting auditor
   (g) Competition with the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhiro Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: July 25, 2002